UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003.

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OR THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number: 000-49604

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International Corporation Employee Stock Ownership Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033-3300

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits for the year ended December 31, 2003, the period ended December 31, 2002 and the year ended December 30, 2002	4

Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003, the period ended December 31, 2002 and the year ended December 30, 2002	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Form 5500, Schedule H, Line 4i— Schedule of Assets (Held at End of Year)	11

Form 5500, Schedule H, Line 4j— Schedule of Reportable Transactions	12

Signatures	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee
ManTech International Corporation Employee Stock Ownership Plan
Fairfax, Virginia

We have audited the accompanying statements of net assets available for plan benefits of the ManTech International Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2003 and 2002 and December 30, 2002, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2003 and December 30, 2002 and the period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and December 30, 2002, and the changes in net assets available for plan benefits for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

McLean, Virginia
June 29, 2004

MANTECH INTERNATIONAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003, DECEMBER 31, 2002, AND DECEMBER 30, 2002

	December 31, 2003	December 31, 2002	December 30, 2002
ASSETS:
Investments in the Company's Class A Common Stock, at fair value:

Value of Common Stock on deposit with CIGNA	$10,828,298	$7,858,554	$7,714,322
Contributions receivable:
Employer's contribution of the Company's Class A Common Stock	38,997	401,252	393,888

Net assets available for plan benefits	$10,867,295	$8,259,806	$8,108,210

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003, PERIOD ENDED DECEMBER 31, 2002, AND
YEAR ENDED DECEMBER 30, 2002

	Year Ended December 31, 2003	Period Ended December 31, 2002	Year Ended December 30, 2002
Additions to net assets:

Employer contributions	$1,827,612	$—	$1,351,434
Net appreciation in fair value of investments	2,546,809	151,596	1,914,314

Total additions	$4,374,420	151,596	3,265,748
Deductions from net assets:
Distributions	1,766,932	—	628,420

Net increase	2,607,488	151,596	2,637,328
Net assets available for plan benefits:
Beginning of period	8,259,806	8,108,210	5,470,882

End of period	$10,867,295	$8,259,806	$8,108,210

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

The following description of the ManTech International Corporation Employee Stock Ownership Plan (commonly referred to herein as the “ESOP” or the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

General

The ESOP is a qualified retirement plan, established effective January 1, 1999, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (“the Company”), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan.

Contributions and Eligibility

The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the Plan. Contributions can consist of the Company’s Class A Common Stock or cash. Prior to the Company’s initial public offering, February 2002, the common shares were valued at their estimated fair value determined by an annual independent appraisal. Eligible employees share in any Company contribution made for a plan year if they meet the following minimum requirements:

a)	The employee is credited with at least 1,000 hours of service during the plan year; and

b)	The employee is employed by the Company on the last day of the plan year.

Plan Administration

The Plan is administered by the Board’s Retirement and Pension Plan Committee which plans, administers, and negotiates rights and benefits for participants in the Plan. Mellon Financial Corporation is the Plan’s Trustee. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for administration.

All administrative expenses, including the cost of independent stock valuations, are paid directly by the Company.

Distributions

No distributions from the Plan will be made until a participant retires, becomes disabled, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. After August 8, 2002, the distributions of the Participant’s vested balance in his or her account, and its value does not exceed $5,000 shall be distributed in cash in the form of a single lump sum payment, as soon as practicable, but in no event later than the last day of the Plan Year following the Plan Year in which the Participant terminates employment.

Vesting

Participants vest in their ESOP account on a graduated scale based on years of continuous service. A participant is fully vested after five years of credited service.

Forfeitures

Plan participants who are not 100% vested at the time of employment termination will forfeit a pro-rata share of their ESOP account balance. Forfeitures will be used to offset future Company contributions. Forfeitures are fully recognized the moment in which the participant either receives a distribution of the vested portion of his or her account, or incurs a one-year break in service as an employee of the Company; whichever occurs first.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. In January 2002, prior to the Company’s initial public offering, the Company reincorporated from New Jersey to Delaware, recapitalized and effected a 16.3062-for-one stock split. As of December 30, 2001, the common shares of the Company were valued at their estimated fair value determined by an annual independent appraisal. After the Company’s initial public offering in February 2002, the common shares are valued at fair market value. Unrealized appreciation or depreciation in the fair value of investments held at period-end is recorded in the statement of changes in net assets available for Plan benefits for the respective period. The per share fair market value at December 31, 2003 was $24.95. The per share fair market value at December 31, 2002 and December 30, 2002 was $19.07 and $18.72, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to make contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and CIGNA. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 3 — SHARE ALLOCATION

In March 2004, 73,251 shares of the Company’s common stock representing $1,827,612 in total contributions were allocated to all eligible participants. These shares were valued at $24.95, their fair market value at December 31, 2003.

In March, 2003 72,192 shares of the Company’s common stock representing $1,351,434 in total contributions were allocated to all eligible participants. These shares were valued at $18.72, their fair market value at December 30, 2002.

NOTE 4 – CHANGES

Plan Year Change

The Plan was amended, effective for plan years after December 30, 2002. The plan year will start on January 1st and end on December 31st. As a result, the Statement of Net Assets and the Statement of Changes in Net Assets include the one day period, December 31, 2002.

Acquired Companies

The Company's 2003 contributions included amounts contributed on behalf of employees who became eligible when their employers were acquired by the Company. Aegis Research Corporation was acquired on August 5, 2002; CTX Corporation, was acquired on December 11, 2002; MSM Security Services, Inc., was acquired on March 5, 2003, and Integrated Data Systems Corporation was acquired on February 28, 2003. Employees acquired from Aegis Research Corporaiton and CTX Corporation were not eligible to participate in the plan until January 1, 2003. Employees acquired from Integrated Data Systems Corporation and MSM Security Services, Inc., were eligible to participate in the Plan during 2003, however the earnings of these employees were prorated from the date of acquisition so only the period that they were ManTech employees was eligible for ESOP contributions.

NOTE 5—RECONCILIATION TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 31, 2003 and December 31, 2002 and December 30, 2002 as reported in the Statement of Net Assets Available for Plan Benefits, to net assets as reported on Form 5500 to be filed with the IRS:

	December 31, 2003	December 31, 2002	December 30, 2002
Amount per Statement
of Net Assets Available
for Plan Benefits	$10,867,295	$8,259,806	$8,108,210
Items reflected in IRS Form 5500
not reflected in the Statement
of Net Assets Available for
Plan Benefits:
Distributions Payable	(860,548)	(392,542)	(392,542)

Amount per IRS Form 5500	$10,006,747	$7,867,264	$7,715,668

Pursuant to ERISA provisions, the following is a reconciliation of total withdrawals in the periods ended December 31, 2003, December 31, 2002, and December 30, 2002 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to withdrawals as reported on Form 5500 to be filed with the IRS:

	Year ended December 31, 2003	Period ended December 31, 2003	Year ended December 30, 2002
Withdrawals per
Statement of Changes in
Net Assets Available for
Plan Benefits	$1,766,932	$—	$628,420
Add: Distributions
Payable to withdrawing
participants at period end	860,548	392,542	392,542
Less: Distributions Payable
to withdrawing participants
at beginning of period	(392,542)	—	(435,309)

Amount per IRS Form 5500	$2,234,938	$392,542	$585,653

MANTECH INTERNATIONAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, LINE 4i - (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issuer,
Borrower, Lessor or
Similar Party	Description of Investment	Fair Values	Cost

ManTech International	Class A Common Stock	$10,828,298	$10,828,298
Corporation (1)	434,000

(1)     Noted as party-in-interest.

MANTECH INTERNATIONAL CORPORATION FORM 5500, SCHEDULE H, LINE 4j - EMPLOYEE STOCK OWNERSHIP PLAN SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE Year ENDED DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description Assets	Purchase Price	Selling Price	Cost	Current Value of Assets at Transaction Date	Gain/(Loss)

ManTech International Corporation (1)	Contributions
	Class A Common Stock
	73,251 Shares	$1,827,612		$1,827,612	—
ManTech International Corporation (1)	Distributions
	Class A Common Stock
	70,819 Shares		$1,244,781	$1,766,932	(522,151)

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              MANTECH INTERNATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Date:     July 13, 2004                                                                                       By:                        /s/ Margo Mentus
                                                                                                                        Name:          Margo Mentus
                                                                                                                        Title:            Senior Vice President, Human Resources